Exhibit 99.(b)(2)

AMENDMENT OF BYLAWS
OF
HALLMARK EQUITY SERIES TRUST

Section 3.04 “Tenure” is hereby deleted in its entirety and replaced with the following:

Each Trustee shall hold office until he resigns, is removed, retires or until his successor is duly elected and qualified.  A Trustee shall retire upon attaining age seventy-five (75) unless such requirement is waived by a majority vote of the entire board of Trustees.